FORM 6 - K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2001


                        CORDIANT COMMUNICATIONS GROUP PLC
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                           121-141 Westbourne Terrace
                                  London W2 6JR
                                     England
                 -----------------------------------------------
                    (Address of principal executive offices)

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FORWARD LOOKING AND CAUTIONARY STATEMENTS

         This report contains certain "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Actual advertising expenditures may differ materially from the estimates contained therein depending on, among other things, regional, national and international political and economic conditions, technological changes, the availability of media and regulatory regimes in the world's advertising markets. Additionally, this report contains a number of "forward looking statements" relating to the Registrant's performance. The Registrant's actual results could differ materially from those anticipated, depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, the Registrant's exposure to changes in the exchange rates of major currencies against the pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom), the general level of advertising expenditures in the Registrant's markets referred to above and the overall level of economic activity in the Registrant's major markets as discussed above. The Registrant's ability to reduce its fixed cost base in the short term is limited and therefore its trading performance can be significantly affected by variations in the level of its revenues.

INCORPORATION BY REFERENCE

         This report shall be deemed to be incorporated by reference into the prospectus forming a part of the Registrant's Registration Statement on Form F-3 (No. 333-46570) and to be a part of such prospectus from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.


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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        CORDIANT COMMUNICATIONS GROUP PLC
                                        (Registrant)


                                        By:  /s/  Michael Bungey
                                           -------------------------------------
                                           Title:  Director and Chief
                                                   Executive Officer

Date:    December 3, 2001

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                                                                       Exhibit 1



                        CORDIANT COMMUNICATIONS GROUP PLC
                                  ("CORDIANT")

                    analyst and investor meetings in new york
                               and trading update

On Monday December 3, 2001 Cordiant will be attending the UBS Warburg Media Conference for analysts and investors in New York. At this conference, Cordiant's management will be providing a review of the company's progress during the current year, together with an update on its current trading.

Cordiant reports that trading conditions in the advertising and marketing communications sector remain exceptionally difficult. The global economic slowdown has led to an unprecedented rate of decline in marketing expenditure, which has accelerated across the second half of the current year.

In its 28 September trading statement, Cordiant stated that it had become increasingly difficult to predict the outcome for the full year, and that indications at that time were for underlying revenues for the year as a whole to decline by approximately 5%. Underlying revenues for the year as a whole are now expected to decline by approximately 9%. This continued revenue decline has led to a further reduction in profit expectations for the year.

The decline in Group revenue has been widespread. In Advertising and Marketing Services, further cancellations of planned campaigns as well as reduced levels of media spend have been experienced in every region, particularly in Continental Europe. In Specialist Communications, the project-based businesses have continued to experience reduced activity levels.

As a result of the deteriorating trading environment, Cordiant's management announced in August a wide ranging cost reduction programme, including a headcount reduction initiative, resulting in a (pound)10 million charge in the current year. In the light of the worsening trading environment, management has further revised the Group's cost base targets downwards. Additional headcount reductions together with a number of other cost related initiatives are currently being implemented, and are expected to result in an estimated non-recurring charge of (pound)25 million, in total for the year, inclusive of the previously reported (pound)10 million estimated charge. Total gross severances are now expected to exceed 1,100 people.



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Other cost related initiatives include the merger or consolidation of a number of the Group's operating units around the world, the establishment of local cost elimination targets in all of the Group's operating units, together with the closure or re-organisation of certain loss making operations. The Group's interactive business, CCG.XM, has been retrenched and will become part of the operations of 141 Worldwide.

Revenue visibility remains short term with clients continuing to change spending plans at short notice. However, there have not been significant client losses in the advertising businesses.

In total management is targeting incremental cost savings in 2002 in excess of (pound)30 million, over 2001. Whilst the current trading climate is exceptionally difficult, the action management is currently undertaking is intended to position the Group to benefit when more normal market conditions return. Cordiant management remains committed to vigorously managing the Group's businesses through these difficult market conditions.


Enquiries:


Cordiant
Michael Bungey             Chief Executive Officer     001 212 297 7000 (NY)
Art D'Angelo               Chief Financial Officer

Andy Boland                Deputy Finance Director     +44 207 262 4343 (London)
Nathan Runnicles

                                Investor Relations


College Hill
Dick Millard                                           +44 207 457 2020
Matthew Smallwood


Presentation: The UBS Warburg Media Conference presentation will be available on the Cordiant website, http://www.ccgww.com, from 1500hrs NY time.

Conference Call: There will be a telephone conference call with Michael Bungey, CEO and Art D'Angelo, CFO at 0800hrs NY time (1300hrs UK time). To participate please dial the following number in London, +44 208 328 3020, quoting reference 354208#. A replay facility is in place for 48 hours immediately following the conference call. To activate, dial the same number as for the telephone conference call and quote the same reference.

Forward-looking statements: This press release contains certain "forward-looking statements" and information that are based on the current expectations, estimates and projections of Cordiant's management and information currently available to Cordiant. These statements are not guarantees of future performance and involve certain risks and uncertainties

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that are difficult to predict. In addition, some forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. These statements typically contain words such as "intends", "expects", "anticipates", "estimates" and words of similar import and, in this release, include statements relating to Cordiant's revenues, profitability and cost reduction programme. Cordiant's actual performance could differ materially from that anticipated depending on, among other things, gains to or losses from its client base, the amount of revenue derived from clients, Cordiant's exposure to changes in the exchange rates of major currencies against the pound sterling, the general level of advertising expenditures in Cordiant's markets, the overall level of economic activity in Cordiant's major markets, employee costs, future interest rates, changes in tax rates and other factors discussed from time to time in Cordiant's public filings with the U.S. Securities and Exchange Commission, including Cordiant's Annual Report on Form 20-F. Many of the factors named above are macroeconomic in nature and are, therefore, beyond the control of Cordiant's management. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual performance may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. Cordiant does not intend, and does not assume any obligation, to update the forward-looking statements contained in this document.

The expectation for revenue performance in 2001 has been disclosed on an underlying basis, meaning at constant exchange rates and after taking the 2000 comparative revenues from acquisitions into account.

Cordiant expects to announce its preliminary statements of results for the year to 31 December 2001 in March 2002.
                                                                 3 December 2001